As filed with the Securities and Exchange Commission on March 15, 2012

United States
Securities and Exchange Commission

Washington, D.C. 20549

Schedule TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Amendment No. 1

The Singapore Fund, Inc.

(Name of Subject Company)

The Singapore Fund, Inc.

(Name of Filing Persons (Issuer))

Shares of Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

82929L109

(CUSIP Number of Class of Securities)

John J. O’Keefe
The Singapore Fund, Inc.
c/o Daiwa Securities Trust Company
One Evertrust Plaza, 9th Floor
Jersey City, New Jersey 07302-3051
(201) 915-3054

(Name, Address, and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Leonard B. Mackey, Jr., Esq.
Clifford Chance US LLP
31 West 52nd Street
New York, New York 10019
(212) 878-8489

Calculation of Filing Fee

Transaction Valuation: $32,314,552.56 (a)	Amount of Filing Fee: $3,703.25 (b)

(a)

Estimated for purposes of calculating the amount of the filing fee only. Calculated pursuant to Rule 0-11(b)(2) under the Securities Exchange Act of 1934, as amended, as the aggregate market value for 2,499,192 shares of Common Stock of The Singapore Fund, Inc. in the offer (25% of the total number of shares outstanding on February 7, 2012), based on the average of the high and low prices on February 7, 2012 of $12.93 as reported on the New York Stock Exchange.

(b)	Calculated at $114.60 per $1,000,000 of the Transaction Valuation.

☒

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$3,703.25
Form or Registration No.:	Schedule TO
Filing Party:	The Singapore Fund, Inc.
Date Filed:	February 14, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

EXPLANATORY NOTE

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO originally filed by The Singapore Fund, Inc. (the “Fund”) with the Securities and Exchange Commission (the “Commission”) on February 14, 2012 to add an additional exhibit in accordance with Rule 13e-4(c)(1) promulgated under the Securities Exchange Act of 1934, as amended.

Item 12.    Exhibits

(a)(1)(i)	Offer to Repurchase dated February 14, 2012.*

(a)(1)(ii)	Letter of Transmittal.*

(a)(1)(iii)	Substitute Form W-9 and Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Notice of Guaranteed Delivery.*

(a)(1)(vi)	Form of Letter to Stockholders.*

(a)(1)(vii)	DTC Delivery Election Form.*

(a)(1)(viii)	Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(ix)	Forms W-8BEN and W-8ECI.*

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(i)	Press Release dated June 3, 2011.*

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(a)(5)(ii)	Press Release dated August 4, 2011.*

(a)(5)(iii)	Press Release dated February 14, 2012.*

(a)(5)(iv)	Press Release dated March 15, 2012.

(b)	Not applicable.

(d)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*      Previously filed as an exhibit to the Schedule TO filed by the Fund with the Commission on February 14, 2012.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

THE SINGAPORE FUND, INC.

By:	/s/ Alan Goodson
	Name:	Alan Goodson
	Title:	President

Dated:  March 15, 2012

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